EXHIBIT 21.1:

SUBSIDIARIES OF OIL-DRI CORPORATION OF AMERICA

Subsidiary	State or Country of Organization
Agromex Importaciones, S.A. de C.V.	Mexico
Amlan Trading (Shenzhen) Company, Ltd.	China
Blue Mountain Production Company LLC	Mississippi
Mounds Management, Inc.	Delaware
Mounds Production Company, LLC	Illinois
ODC Acquisition Corp.	Illinois
Oil-Dri Canada ULC	Canada
Oil-Dri Georgia LLC	Georgia
Amlan International	Nevada
Oil-Dri Production Company LLC	Mississippi
Oil-Dri SARL	Switzerland
Oil-Dri (U.K.) Limited	United Kingdom
PT Amlan Perdagangan Internasional	Indonesia
Taft Production Company	Delaware
Ultra Pet Company, Inc.	Delaware
Cedar Fresh Products, Inc.	Delaware
Harvest Ventures, Inc.	Minnesota
MBA Pet USA, LLC	South Carolina
MBA Pet B.V.	Netherlands